UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In connection with the 2026 annual general meeting of shareholders (the “AGM”) of Vertical Aerospace Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes a circular to the Company’s shareholders as Exhibit 99.1, providing notice of the AGM to the Company’s shareholders, and including a letter to the Company’s shareholders and a form of proxy card in connection with the proposals sought to be adopted by the AGM.

On August 18, 2026, the Company issued a press release in relation to the calling of the AGM, a copy of which is furnished as Exhibit 99.2 hereto.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448, File No. 333-295988 and File No. 333-297060) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 18, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Circular to Shareholders Relating to an Annual General Meeting
99.2	Press release of Vertical Aerospace Ltd. dated August 18, 2026